UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: April 3, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RedEnvelope, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

149 New Montgomery Street

Address of Principal Executive Office (Street and Number)

San Francisco, California 94105

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

RedEnvelope, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the year ended April 3, 2005, by the July 5, 2005 filing date without unreasonable effort and expense, in light of the circumstances described below.

On June 28, 2005, the Company discovered what it currently believes to be an overstatement with regard to an approximately $2.2 million inventory-related component of its accounts payable liability. The Company immediately commenced an internal review of this matter to determine what effect this will have on the Company’s operating results. The Company currently believes that the required adjustments to its accounts payable liability are likely to decrease its cost of sales, increase its gross margin, and decrease its net loss for the affected periods, although it currently cannot ascertain the amount of such changes. The Company is endeavoring to facilitate the completion of the review as soon as possible. Until this review is completed, the Company cannot finalize its financial statements for the fiscal year ended April 3, 2005 or file its Annual Report on Form 10-K for such period.

The Company intends to finalize its financial statements for the fiscal year ended April 3, 2005 and to file its Annual Report on Form 10-K for such period on or before July 20, 2005.

The Company also has provided information concerning this review in its press release dated July 6, 2005.

PART IV — OTHER INFORMATION

The Company also has provided information concerning this review in its press release dated July 6, 2005.

(1)	Name and telephone number of person to contact in regard to this notification

Polly E. Boe	(415)	371-9100

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation is attached.

RedEnvelope, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 6, 2005	By:	/s/ Polly E. Boe
Polly E. Boe
Chief Financial Officer

Form 12b-25 filed by RedEnvelope, Inc. July 6, 2005
Part IV — Other Information
Attachment to Section (3)

Comparison of Fiscal Year Ended April 3, 2005 with Fiscal Year Ended March 28, 2004

Net Revenues

The Company expects to report the following in its Annual Report on Form 10-K for fiscal year 2005 with regard to net revenues.

The Company’s net revenues are comprised of product sales, shipping revenue and gift-wrap revenue. Revenues are recorded net of estimated returns, coupons redeemed by customers, and other discounts. The Company’s shipping revenue represents the amounts it charges its customers for delivering the product. The Company’s gift-wrap revenue consists of amounts it charges its customers for its signature red gift boxes.

Net revenues were $101.4 million and $79.3 million for fiscal years 2005 and 2004, respectively, representing a 27.9% increase from fiscal year 2004. The increase was mainly attributable to increased demand for the Company’s products resulting from additional marketing efforts through its online marketing, catalog, and advertising campaigns. Online revenue, through search, portals, and affiliates, grew 31% over the prior year. Revenues from customers who received the Company’s catalogs grew 36% over the prior year largely as a result of a 35% increase in the circulation of catalogs over the prior year. These increases were slightly offset by a decline in revenues from customers who order directly through the Company’s website without an apparent connection to its catalog, online, email, or corporate marketing activities. Overall, during fiscal 2005, the Company experienced a 23% increase in orders over the prior year and a 5% increase in revenue per order.

During the third quarter of fiscal 2004 (which ended December 28, 2003), the Company experienced unexpectedly high demand for some of its new proprietary products, which it had bought conservatively. The resulting inventory deficiencies caused missed revenue opportunities. The Company also ran into limitations in its ability to timely fulfill certain personalized items in its assortment. Rather than disappoint customers with late deliveries, in some cases the Company let customers know that items would not arrive on time, and this led to order cancellations. These events likely had a negative effect on its revenues for fiscal 2004.

Cost of Sales, Net Loss and Gross Margin

Cost of sales consists of the cost of the product sold, inbound and outbound freight costs and gift-wrap expense. Handling costs, which include fulfillment center expenses, are included in operating expenses. Until the Company completes the review referenced under Part III above, it cannot report with certainty its cost of sales for any affected period and, consequently, cannot report with certainty its gross margin and net loss for such periods.

Prior to the Company’s discovery of what it currently believes to be overstated accounts payable liabilities as discussed in Part III above, the Company had expected to report that its cost of sales were $49.5 million and $39.6 million for fiscal years 2005 and 2004, respectively, which would represent 48.8% and 49.9% of net revenues, respectively. During December 2003 the Company expedited delivery of certain orders due to delays in the fulfillment process at its fulfillment center, which resulted in increased shipping costs for the third quarter of fiscal 2004.

Prior to the Company’ s discovery of what it currently believes to be overstated accounts payable liabilities as discussed in Part III above, the Company had expected to report that its net loss for fiscal year

2005 would be $(5.9) million, or $(0.67) per share, compared to a net loss of $(5.1) million, or $(1.16) per share in fiscal year 2004, and that its gross margin for fiscal year 2005 would have increased to 51.2% from 50.1% for the prior fiscal year.

Although the review referenced in Part III above has not been completed, the Company currently believes that the required adjustments to its accounts payable liability are likely to decrease its cost of sales, decrease its net loss and net loss per share, and increase its gross margin for the affected periods, although it cannot currently ascertain the amount of such changes.

Operating Expenses

The Company expects to report the following in its Annual Report on Form 10-K for fiscal year 2005 with regard to operating expenses.

Fulfillment. Fulfillment expenses consist of wages and benefits for employees and seasonal hires working in the Company’s distribution center and customer service facility, fees incurred to process credit card transactions and certain fixed costs, such as rent and utilities, incurred at the Company’s distribution center and customer service facility. Prior to August 2003, fulfillment expenses also included fees paid to the Company’s former third-party fulfillment service provider. Services performed by this former third-party fulfillment service provider included receiving, picking, packing, shipping and other warehousing activities. Fulfillment expenses were $15.3 million and $12.2 million for fiscal years 2005 and 2004, respectively, representing 15.1% and 15.4% of net revenues, respectively. The 25.4% increase in dollars was primarily attributable to the 23% increase in the number of orders and the resulting increase in labor costs incurred at the Company’s distribution center during the third quarter of fiscal 2005. As a percentage of net revenues, the slight decrease was primarily attributable to efficiencies at the Company’s fulfillment center compared to the prior fiscal year.

During the third quarter of fiscal 2004, delays in the fulfillment process at its fulfillment center required the Company to incur additional expenses for more seasonal and temporary employees and more overtime costs than it had anticipated. The Company believes that it made only modest improvements in efficiencies during fiscal 2005 because it was cautious in preparing for the holiday season and staffed generously in order to meet demand with a high level of accuracy.

Marketing. Marketing expenses consist primarily of online and catalog programs as well as advertising, public relations, and other promotional expenditures. Marketing expenses were $24.5 million and $16.7 million for fiscal 2005 and 2004, respectively, representing 24.1% and 21.0% of net revenues, respectively. The increase in dollars and percentage of net revenues was primarily due to the $4.5 million spent on advertising in the third and fourth quarters of fiscal year 2005 as well as market research studies conducted in the first quarter of fiscal year 2005. The catalog circulation increased by 35% in fiscal year 2005, while the portion of the circulation focused on prospecting decreased modestly from fiscal year 2004.

General and Administrative. General and administrative expenses consist of wages and benefits for all of the Company’s employees, except for fulfillment and customer service employees. These expenses also include costs incurred for computer and communications technology, rent and utilities for the Company’s headquarters, travel, depreciation, and other general corporate expenditures. General and administrative expenses were $18.1 million and $15.7 million for fiscal years 2005 and 2004, respectively, representing 17.9% and 19.8% of net revenues, respectively. The increase in dollars was primarily due to training and consulting fees related to the Company’s software and systems implementation projects, higher salaries due to additional employees hired as well as higher costs associated with being a public company, including those costs associated with the Company’s 2004 Annual Meeting of Stockholders and costs associated with compliance with the Sarbanes Oxley Act of 2002. The decrease in expenses as a percentage of net revenues was primarily due to the allocation of these costs over a higher revenue base.

This notification may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives and future operations. Actual results could differ materially from those anticipated in these forward-looking statements due to a number of factors, including but not limited to the possibility that the Company may be unable to facilitate the completion of its review in a sufficiently timely manner to enable it to file its Annual Report on Form 10-K within the permitted extension period, the possibility that upon further analysis the Company’s current expectations regarding the effect of the adjustments necessitated by what the Company believes to be an overstated liability prove to be inaccurate, as well as those factors described in our Report on Form 10-Q for the period ended December 26, 2004, including those discussed under the captions “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Factors That May Affect Future Operating Results,” which document is on file with the Securities and Exchange Commission and available at its website at www.sec.gov. These forward-looking statements are made only as of the date of this notification.